Exhibit 6.6

iPic – Gold Class Entertainment, LLC

2017 Equity Incentive Plan

NONQUALIFIED OPTION – Notice of Grant

iPic – Gold Class Entertainment, LLC (the “Company”), a Delaware limited liability company, hereby grants to the Optionee set forth below (the “Optionee”) an option (the “Option”) to purchase the number of Membership Units of the Company (“Units”) set forth below at the Option Price set forth below, pursuant to the terms and conditions of this Notice of Grant (the “Notice”), the Nonqualified Option Award Agreement attached hereto as Exhibit A (the “Award Agreement”), and the iPic – Gold Class Entertainment, LLC 2017 Equity Incentive Plan (the “Plan”).

Date of Grant:	[●] (the “Date of Grant”)

Name of Optionee:	[●]

Number of Units
Subject to Option:	[●] Units

Option Price
(Price per Unit):	$[●] per Unit

Expiration Date:	10-year anniversary of the Date of Grant (the “Expiration Date”)

Vesting:	The Option shall vest pursuant to the terms and conditions set forth in Section 3 of the Award Agreement

The Option shall be subject to the execution and return of this Notice by the Optionee to the Company within 30 days of the Date of Grant (including by utilizing an electronic signature and/or web-based approval and notice process or any other process as may be authorized by the Company). The Option is a non-qualified option and is not intended by the parties hereto to be, and shall not be treated as, an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Award Agreement or, if not defined therein, in the Plan, unless the context requires otherwise. By executing this Notice, the Optionee acknowledges that his or her agreement to the covenants set forth in Section 7 of the Award Agreement is a material inducement to the Company in granting the Option to the Optionee.

This Notice may be executed by facsimile or electronic means (including, without limitation, PDF) and in one or more counterparts, each of which shall be considered an original instrument, but all of which together shall constitute one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Notice of Grant as of the Date of Grant set forth above.

iPic – Gold Class Entertainment, LLC

By:
Name:
Title:

OPTIONEE

Name:

[Signature Page to Notice of Grant for the iPic – Gold Class Entertainment, LLC 2017 Equity Incentive Plan]

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Exhibit A

iPic – Gold Class Entertainment, LLC

2017 Equity Incentive Plan

NONQUALIFIED OPTION

AWARD AGREEMENT

THIS NONQUALIFIED OPTION AWARD AGREEMENT (the “Award Agreement”) is entered into by and between iPic – Gold Class Entertainment, LLC (the “Company”) and the individual set forth on the signature page to that certain Notice of Grant (the “Notice”) to which this Award Agreement is attached. The terms and conditions of the Option granted hereby, to the extent not controlled by the terms and conditions contained in the Plan, shall be as set forth in the Notice and this Award Agreement. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Notice or, if not defined therein, in the Plan, unless the context requires otherwise.

1.	No Right to Continued Employee Status

Nothing contained in this Award Agreement shall confer upon the Optionee the right to the continuation of his or her Employee status or to interfere with the right of the Company or any of its Subsidiaries or other affiliates to Terminate the Optionee.

2.	Term of Option

As a general matter, the Option will expire on the Expiration Date and be deemed to have been forfeited by the Optionee. As provided below, the Optionee’s right to exercise the Option may expire prior to the Expiration Date if the Optionee Terminates, including in the event of the Optionee’s Disability or death. This Award Agreement shall remain in effect until the Option has fully vested and been exercised or any unexercised portion thereof has been forfeited by the Optionee as provided in this Award Agreement. No portion of the Option shall be exercisable after the Expiration Date, or such earlier date as may be applicable, except as provided herein.

3.	Vesting of Option

(a) Subject to the remainder of this Section 3 and the Optionee’s continued employment through the [applicable] vesting date, the Option will become vested as follows:

[Option #1

Date	Vested Percentage
[Vesting Commencement Date]	0%
First anniversary of the [Vesting Commencement Date]	20%
Second anniversary of the [Vesting Commencement Date]	40%
Third anniversary of the [Vesting Commencement Date]	60%
Fourth anniversary of the [Vesting Commencement Date]	80%
Fifth anniversary of the [Vesting Commencement Date]	100%]

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[Option #2

Date	Vested Percentage
[Vesting Commencement Date]	0%
First anniversary of the [Vesting Commencement Date]	25%
Second anniversary of the [Vesting Commencement Date]	50%
Third anniversary of the [Vesting Commencement Date]	75%
Fourth anniversary of the [Vesting Commencement Date]	100%]

[Option #3

Date	Vested Percentage
[Vesting Commencement Date]	0%
Fifth anniversary of the [Vesting Commencement Date]	100%]

(b) If the Optionee Terminates for any reason, the portion of the Option that has not vested as of such date shall terminate upon such Termination and be deemed to have been forfeited by the Optionee without consideration.

(c) Notwithstanding the foregoing, subject to the Optionee’s continued employment with the Company through the date of a Change in Control, the Option shall become fully vested in connection with such Change in Control.

4.	Exercise

Prior to the Expiration Date and at any time prior to the Optionee’s Termination, the Optionee may exercise all or a portion of the Option, to the extent vested, by giving notice in the form, to the person, and using the administrative method and the exercise procedures established by the Committee from time to time (including any procedures utilizing an electronic signature and/or web-based approval and notice process), specifying the number of Units to be acquired. The Optionee’s right to exercise the vested portion of the Option following the date of the Optionee’s Termination will depend on the reason for such Termination, as set forth in Sections 5 and 6 below.

The Optionee must pay to the Company at the time of exercise the amount of the Option Price for the number of Units covered by the notice to exercise (the “Aggregate Option Price”). The Aggregate Option Price for any Units purchased pursuant to the exercise of an Option shall be paid in any or any combination of the following forms: (w) cash or its equivalent (e.g., a check); (x) by making arrangements through a registered broker-dealer pursuant to cashless exercise procedures established by the Committee from time to time; (y) if permitted by the Committee in its sole discretion, the transfer, either actually or by attestation, to the Company of Units that have been held by the Optionee for at least six (6) months (or such lesser period as may be permitted by the Committee) prior to the exercise of the Option, such transfer to be upon such terms and conditions as determined by the Committee; or (z) in the form of other property as determined by the Committee in its sole discretion. Any Units transferred to the Company as payment of the exercise price under an Option shall be valued at their Fair Market Value on the last business day preceding the date of exercise of such Option. In addition, at the discretion of the Committee in its sole discretion at the time of exercise, the Optionee may provide for the payment of the Aggregate Option Price through Unit withholding as a result of which the number of Units issued upon exercise of an Option would be reduced by a number of Units having a Fair Market Value equal to the Aggregate Option Price. If requested by the Committee, the Optionee shall deliver this Award Agreement to the Company, which shall endorse thereon a notation of such exercise and return such Award Agreement to the Optionee. No fractional Units (or cash in lieu thereof) shall be issued upon exercise of an Option and the number of Units that may be purchased upon exercise shall be rounded down to the nearest number of whole Units.

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5.	Termination of Service

If the Optionee incurs a Termination for any reason, whether voluntarily or involuntarily, without Cause, other than as a result of the Optionee’s death or Disability, then the portion of the Option that has previously vested but has not been exercised shall remain exercisable until, and shall terminate upon, the first to occur of (a) the end of the day that is ninety (90) days following the date of the Optionee’s Termination and (b) the Expiration Date. If the Optionee incurs a Termination for Cause, then the Option (including the vested portion of the Option) and all rights attached hereto shall be forfeited and terminate immediately upon the effective date of such Termination for Cause.

6.	Death or Disability of the Optionee

Upon the Optionee’s Termination by reason of death or Disability, the vested portion of the Option shall remain exercisable until, and shall terminate upon the first to occur of, (a) the end of the day that is one (1) year after the date of the Optionee’s Termination for death or Disability, as applicable and (b) the Expiration Date. Until such termination of the Option, the vested portion of the Option may, to the extent that the Option has not previously been exercised by the Optionee, be exercised by the Optionee in the case of his or her Disability or, in the case of death, by the Optionee’s personal representative or the person entitled to the Optionee’s rights under this Award Agreement.

7.	Prohibited Activities

(a) No Sale or Transfer. Unless otherwise required by law, the Option shall not be (i) sold, transferred or otherwise disposed of, (ii) pledged or otherwise hypothecated or (iii) subject to attachment, execution or levy of any kind, other than by will or by the laws of descent or distribution; provided, however, that any transferred Option will be subject to all of the same terms and conditions as provided in the Plan and this Award Agreement and the Optionee’s estate or beneficiary appointed in accordance with the Plan will remain liable for any withholding tax that may be imposed by any federal, state or local tax authority.

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(b) Right to Terminate Option and Recovery. The Optionee understands and agrees that the Company has granted the Option to the Optionee to reward the Optionee for the Optionee’s future efforts and loyalty to the Company and its affiliates by giving the Optionee the opportunity to participate in the potential future appreciation of the Company. Accordingly, if (a) the Optionee materially violates the Optionee’s obligations relating to the non-disclosure or non-use of confidential or proprietary information under any Restrictive Agreement (as defined below) to which the Optionee is a party, or (b) the Optionee materially breaches or violates the Optionee’s obligations relating to non-disparagement under any Restrictive Agreement to which the Optionee is a party, or (c) the Optionee engages in any activity prohibited by this Section 7, or (d) the Optionee materially breaches or violates any non-solicitation obligations under any Restrictive Agreement to which the Optionee is a party, or (e) the Optionee breaches or violates any non-competition obligations under any Restrictive Agreement to which the Optionee is a party, or (f) the Optionee is convicted of a felony against the Company or any of its affiliates, then, in addition to any other rights and remedies available to the Company, the Company shall be entitled, at its option, exercisable by written notice, to terminate the Option (including any vested portion of the Option), or any unexercised portion thereof, which shall be of no further force and effect. “Restrictive Agreement” shall mean any agreement between the Company or any Subsidiary and the Optionee (including any prior option agreement) that contains non-competition, non-solicitation, non-hire, non-disparagement or confidentiality restrictions applicable to the Optionee.

(c) Other Remedies. The Optionee specifically acknowledges and agrees that its remedies under this Section 7 shall not prevent the Company or any Subsidiary from seeking injunctive or other equitable relief in connection with the Optionee’s breach of any Restrictive Agreement. In the event that the provisions of this Section 7 should ever be deemed to exceed the limitation provided by applicable law, then the Optionee and the Company agree that such provisions shall be reformed to set forth the maximum limitations permitted.

8.	No Rights as Unitholder

The Optionee shall have no rights as a unitholder with respect to the Units covered by any exercise of the Option until the effective date of issuance of the Units and the entry of the Optionee’s name as a unitholder of record on the books of the Company following exercise of the Option.

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It shall be a condition to the issuance of any Units pursuant to this Award Agreement that the Optionee (i) be a party to the Company’s limited liability company agreement dated as of April 21, 2017, as amended from time to time (the “Operating Agreement”) or, if applicable, become a party thereto by delivering a fully executed Operating Agreement (which may be effected through the execution of a joinder agreement thereto, as determined by the Committee) and (ii) if so requested by the Company, deliver to the Company a written statement satisfactory to the Company to that effect the Optionee shall hold any Units acquired pursuant to exercise of the Option for investment and not with a view of resale or distribution to the public and containing such additional representations as the Company may request.

9.	Taxation Upon Exercise of Option; Tax Withholding; Parachute Tax Provisions

The Optionee understands that, upon exercise of the Option, the Optionee will recognize income, for Federal, state and local income tax purposes, as applicable, in an amount equal to the amount by which the Fair Market Value of the Units, determined as of the date of exercise, exceeds the Option Price. The acceptance of the Units by the Optionee shall constitute an agreement by the Optionee to report such income in accordance with then applicable law and to cooperate with Company and its subsidiaries in establishing the amount of such income and corresponding deduction to the Company and/or its subsidiaries for its income tax purposes.

The Optionee is responsible for all tax obligations that arise as a result of the exercise of the Option. The Company may withhold from any amount payable to the Optionee an amount sufficient to cover any Federal, state or local withholding taxes which may become required with respect to such exercise or take any other action it deems necessary to satisfy any income or other tax withholding requirements as a result of the exercise of the Option. The Company shall have the right to require the payment of any such taxes and require that the Optionee, or the Optionee’s beneficiary, to furnish information deemed necessary by the Company to meet any tax reporting obligation as a condition to exercise or before the issuance of any Units pursuant to the Option. The Optionee may pay his or her withholding tax obligation in connection with the exercise of the Option, by making (w) a cash payment to the Company or (x) arrangements through a registered broker-dealer pursuant to cashless exercise procedures established by the Committee from time to time. In addition, the Committee, in its sole discretion, may allow the Optionee to pay his or her withholding tax obligation in connection with the exercise of the Option by (y) having withheld a portion of the Units then issuable to him or her upon exercise of the Option or (z) surrendering Units that have been held by the Optionee for at least six (6) months (or such lesser period as may be permitted by the Committee) prior to the exercise of the Option, in each case having an aggregate Fair Market Value equal to the withholding taxes.

In connection with the grant of this Option, the parties wish to memorialize their agreement regarding the treatment of any potential golden parachute payments as set forth in Exhibit A attached hereto.

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10.	Securities Laws; Tolling of Exercise Period Expiration

(a) Upon the acquisition of any Units pursuant to the exercise of the Option, the Optionee will make such written representations, warranties, and agreements as the Committee may reasonably request in order to comply with securities laws or with this Award Agreement. The Optionee hereby agrees not to offer, sell or otherwise attempt to dispose of any Units issued to the Optionee upon exercise of the Option in any way which would: (x) require the Company to file any registration statement with the Securities and Exchange Commission (or any similar filing under state law or the laws of any other county) or to amend or supplement any such filing or (y) violate or cause the Company to violate the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, or any other Federal, state or local law, or the laws of any other country. The Company reserves the right to place restrictions on any Units the Optionee may receive as a result of the exercise of the Option.

(b) Notwithstanding any provision contained in this Award Agreement or the Plan to the contrary,

(i) if, following the Optionee’s Termination, all or a portion of the exercise period applicable to the Option occurs during a time when the Optionee cannot exercise the Option without violating (w) an applicable Federal, state or local law, (x) the rules related to a blackout period declared by the Company, (y) any agreed to lock-up arrangement or (z) any other similar prohibition or restriction, in each case, the exercise period applicable to the Option will be tolled for the number of days that such prohibitions or restrictions apply, such that the exercise period will be extended by the same number of days as were subject to the prohibitions or restrictions; provided, however, that the exercise period may not be extended due to such tolling past the Expiration Date; and

(ii) if the Expiration Date is set to occur during a time that the Optionee cannot exercise the Option without violating an applicable Federal, state or local law (and the Option has not previously been exercised or otherwise terminated), the exercise period will be tolled until such time as the violation would no longer apply; provided, however, that the exercise period applicable to the Option in this event will be fifteen (15) days from the date such potential violation is longer applicable.

11.	Modification, Extension and Renewal of Options

This Award Agreement may not be modified, amended or terminated and no provision hereof may be waived in whole or in part except by a written agreement signed by the Company and the Optionee and no modification shall, without the consent of the Optionee, alter to the Optionee’s material detriment or materially impair any rights of the Optionee under this Award Agreement except to the extent permitted under the Plan.

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12.	Notices

Unless otherwise provided herein, any notices or other communication given or made pursuant to the Notice, this Award Agreement or the Plan shall be in writing and shall be deemed to have been duly given (i) as of the date delivered, if personally delivered (including receipted courier service) or overnight delivery service, with confirmation of receipt; (ii) on the date the delivering party receives confirmation, if delivered by facsimile to the number indicated or by email to the address indicated or through an electronic administrative system designated by the Company; (iii) one (1) business day after being sent by reputable commercial overnight delivery service courier, with confirmation of receipt; or (iv) three (3) business days after being mailed by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

(a) If to the Company at the address below:

iPic – Gold Class Entertainment, LLC

3300 Airport Road, Suite 203

Boca Raton, Florida 33431

Attention: General Counsel

Facsimile: 561-393-3269

Email: paul.safran@ipic.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Jeffrey Ross

Facsimile: (212) 859-4000

Email: jeffrey.ross@friedfrank.com

(b) If to the Optionee, at the most recent address, facsimile number or email address contained in the Company’s records.

13.	Award Agreement Subject to Plan and Applicable Law

The Option is made pursuant to the Plan and shall be interpreted to comply therewith. A copy of the Plan is attached hereto. Any provision of the Option inconsistent with the Plan shall be considered void and replaced with the applicable provision of the Plan. The Plan shall control in the event there shall be any conflict between the Plan, the Notice, and this Award Agreement, and it shall control as to any matters not contained in this Award Agreement. The Committee shall have authority to make constructions of this Award Agreement, and to correct any defect or supply any omission or reconcile any inconsistency in this Award Agreement, and to prescribe rules and regulations relating to the administration of this Award and other Awards granted under the Plan.

The Option shall be governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof, and subject to the exclusive jurisdiction of the courts therein. The Optionee hereby consents to personal jurisdiction in any action brought in any court, federal or state, within the State of Delaware having subject matter jurisdiction in the matter.

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14.	Headings

Headings are for convenience only and are not deemed to be part of this Award Agreement. Unless otherwise indicated, any reference to a Section herein is a reference to a Section of this Award Agreement.

15.	Severability and Reformation

If any provision of this Award Agreement shall be determined by a court of law of competent jurisdiction to be unenforceable for any reason, such unenforceability shall not affect the enforceability of any of the remaining provisions hereof; and this Award Agreement, to the fullest extent lawful, shall be reformed and construed as if such unenforceable provision, or part thereof, had never been contained herein, and such provision or part thereof shall be reformed or construed so that it would be enforceable to the maximum extent legally possible.

16.	Binding Effect

This Award Agreement shall be binding upon the parties hereto, together with their personal executors, administrator, successors, personal representatives, heirs and permitted assigns.

17.	Entire Agreement

This Award Agreement, together with the Plan, supersedes all prior written and oral agreements and understandings among the parties as to its subject matter and constitutes the entire agreement of the parties with respect to the subject matter hereof. If there is any conflict between the Notice, this Award Agreement and the Plan, then the applicable terms of the Plan shall govern.

18.	Waiver

Waiver by any party of any breach of this Award Agreement or failure to exercise any right hereunder shall not be deemed to be a waiver of any other breach or right whether or not of the same or a similar nature. The failure of any party to take action by reason of such breach or to exercise any such right shall not deprive the party of the right to take action at any time while or after such breach or condition giving rise to such rights continues.

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Exhibit A

PARACHUTE TAX PROVISIONS

This Exhibit A sets forth the terms and provisions applicable to the Optionee pursuant to the provisions of Section 9 of the Award Agreement. This Exhibit A shall be subject in all respects to the terms and conditions of the Award Agreement.

(a) To the extent that the Optionee, would otherwise be eligible to receive a payment or benefit pursuant to the terms of this Award Agreement, any employment or other agreement with the Company or any Subsidiary or otherwise in connection with, or arising out of, the Optionee’s employment with the Company or a change in ownership or effective control of the Company or of a substantial portion of its assets (any such payment or benefit, a “Parachute Payment”), that a nationally recognized United States public accounting firm selected by the Company (the “Accountants”) determines, but for this sentence would be subject to excise tax imposed by Section 4999 of the Code (the “Excise Tax”), subject to clause (c) below, then the Company shall pay to the Optionee whichever of the following two alternative forms of payment would result in the Optionee’s receipt, on an after-tax basis, of the greater amount of the Parachute Payment notwithstanding that all or some portion of the Parachute Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Parachute Payment (a “Full Payment”), or (2) payment of only a part of the Parachute Payment so that the Optionee receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”).

(b) If a reduction in the Parachute Payment is necessary pursuant to clause (a), then the reduction shall occur in the following order: (1) cancellation of acceleration of vesting on any equity awards for which the exercise price exceeds the then fair market value of the underlying equity; (2) reduction of cash payments (with such reduction being applied to the payments in the reverse order in which they would otherwise be made, that is, later payments shall be reduced before earlier payments); and (3) cancellation of acceleration of vesting of equity awards not covered under (1) above; provided, however, that in the event that acceleration of vesting of equity awards is to be cancelled, acceleration of vesting of full value awards shall be cancelled before acceleration of options and stock appreciation rights and within each class such acceleration of vesting shall be cancelled in the reverse order of the date of grant of such equity awards, that is, later equity awards shall be canceled before earlier equity awards; and provided, further, that to the extent permitted by Code Section 409A and Sections 280G and 4999 of the Code, if a different reduction procedure would be permitted without violating Code Section 409A or losing the benefit of the reduction under Sections 280G and 4999 of the Code, the Optionee may designate a different order of reduction.

(c) For purposes of determining whether any of the Parachute Payments (collectively the “Total Payments”) will be subject to the Excise Tax and the amount of such Excise Tax, (i) the Total Payments shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “parachute payments” in excess of the “base amount” (as defined under Section 280G(b)(3) of the Code) shall be treated as subject to the Excise Tax, unless and except to the extent that, in the opinion of the Accountants, such Total Payments (in whole or in part): (1) do not constitute “parachute payments,” including giving effect to the recalculation of stock options in accordance with Treasury Regulation Section 1.280G-1, Q&A 33, (2) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the “base amount” or (3) are otherwise not subject to the Excise Tax, and (ii) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Accountants in accordance with the principles of Section 280G of the Code.

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(d) All determinations hereunder shall be made by the Accountants, which determinations shall be final and binding upon the Company and the Optionee.

(e) The federal tax returns filed by the Optionee (and any filing made by a consolidated tax group which includes the Company) shall be prepared and filed on a basis consistent with the determination of the Accountants with respect to the Excise Tax payable by the Optionee. The Optionee shall make proper payment of the amount of any Excise Tax, and at the request of the Company, provide to the Company true and correct copies (with any amendments) of his or her federal income tax return as filed with the Internal Revenue Service, and such other documents reasonably requested by the Company, evidencing such payment (provided that the Optionee may delete information unrelated to the Parachute Payment or Excise Tax and provided, further that the Company at all times shall treat such returns as confidential and use such return only for purpose contemplated by this paragraph).

(f) In the event of any controversy with the Internal Revenue Service (or other taxing authority) with regard to the Excise Tax, the Optionee shall permit the Company to control issues related to the Excise Tax (at its expense), provided that such issues do not potentially materially adversely affect the Optionee but the Optionee shall control any other issues. In the event that the issues are interrelated, the Optionee and the Company shall in good faith cooperate so as not to jeopardize resolution of either issue. In the event of any conference with any taxing authority as to the Excise Tax or associated income taxes, the Optionee shall permit the representative of the Company to accompany the Optionee, and the Optionee and his representative shall cooperate with the Company and its representative.

(g) The Company shall be responsible for all charges of the Accountants.

(h) The Company and the Optionee shall promptly deliver to each other copies of any written communications, and summaries of any verbal communications, with any taxing authority regarding the Excise Tax covered by this Exhibit A.

(i) Nothing in this Exhibit A is intended to violate the Sarbanes-Oxley Act of 2002 and to the extent that any advance or repayment obligation hereunder would do so, such obligation shall be modified so as to make the advance a nonrefundable payment to the Optionee and the repayment obligation null and void.

(j) Notwithstanding the foregoing, any payment or reimbursement made pursuant to this Exhibit A shall be paid to the Optionee promptly and in no event later than the end of the calendar year next following the calendar year in which the related tax is paid by the Optionee or where no taxes are required to be remitted, the end of the Optionee’s calendar year following the Optionee’s calendar year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation.

(k) The provisions of this Exhibit A shall survive the termination of the Optionee’s employment with the Company for any reason and the termination of the Award Agreement.

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